UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                  Crescendo Pharmaceuticals Corporation (CNDO)
                                (Name of Issuer)

            Callable Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                               CUSIP No. 225637107
                                 (CUSIP Number)

                                Thomas F. Steyer
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).








                               Page 1 of 43 Pages
                         Exhibit Index Found on Page 42

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Partners, L.P.

     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
     3       SEC Use Only

     4       Source of Funds*

             WC, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                 [     ]

     6       Citizenship or Place of Organization

             California

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  79,700
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                           10     Shared Dispositive Power

                                  79,700

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             79,700

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                               [     ]

     13      Percent of Class Represented by Amount in Row (11)

             1.6 %

     14      Type of Reporting Person*

             PN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Institutional Partners, L.P.

     2       Check the Appropriate Box if a Member of a Group*     (a) [     ]

                                                                   (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             WC

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                  [     ]

     6       Citizenship or Place of Organization

             California

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  98,800
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                           10       Shared Dispositive Power

                                    98,800

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             98,800

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                                 [     ]

     13      Percent of Class Represented by Amount in Row (11)

             2.0 %

     14      Type of Reporting Person*

             PN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Institutional Partners II, L.P.

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             WC

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                  [     ]

     6       Citizenship or Place of Organization

             California

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  20,000
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                            10     Shared Dispositive Power

                                   20,000

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             20,000

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                                  [     ]

     13      Percent of Class Represented by Amount in Row (11)

             0.4 %

     14      Type of Reporting Person*

             PN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Institutional Partners III, L.P.

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             WC

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                [     ]

     6       Citizenship or Place of Organization

             Delaware

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  11,400
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                           10       Shared Dispositive Power

                                    11,400

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             11,400

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                            [     ]

     13      Percent of Class Represented by Amount in Row (11)

             0.2 %

     14      Type of Reporting Person*

             PN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Tinicum Partners, L.P.

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             WC, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)           [     ]

     6       Citizenship or Place of Organization

             New York

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  17,400
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                          10     Shared Dispositive Power

                                 17,400

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             17,400

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                 [     ]

     13      Percent of Class Represented by Amount in Row (11)

             0.4 %

     14      Type of Reporting Person*

             PN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Management, L.L.C.

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                 [     ]

     6       Citizenship or Place of Organization

             Delaware

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  126,600
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                            10     Shared Dispositive Power

                                   126,600

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             126,600

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                               [     ]

     13      Percent of Class Represented by Amount in Row (11)

             2.5 %

     14      Type of Reporting Person*

             IA, 00
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 7 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Partners, L.L.C.

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]
     3       SEC Use Only

     4       Source of Funds*

             AF

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                   [     ]

     6       Citizenship or Place of Organization

             Delaware

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  227,300
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                           10       Shared Dispositive Power

                                    227,300

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             227,300

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                            [     ]

     13      Percent of Class Represented by Amount in Row (11)

             4.6 %

     14      Type of Reporting Person*

             00
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 8 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Enrique H. Boilini

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)              [     ]

     6       Citizenship or Place of Organization

             Argentina

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  353,900
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                            10      Shared Dispositive Power

                                    353,900

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             353,900

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                             [     ]

     13      Percent of Class Represented by Amount in Row (11)

             7.1 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 9 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             David I. Cohen

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)           [     ]

     6       Citizenship or Place of Organization

             South Africa

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  353,900
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                           10       Shared Dispositive Power

                                    353,900

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             353,900

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                              [     ]

     13      Percent of Class Represented by Amount in Row (11)

             7.1 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 10 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Joseph F. Downes

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]
     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)           [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  353,900
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                           10       Shared Dispositive Power

                                    353,900

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             353,900

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                          [     ]

     13      Percent of Class Represented by Amount in Row (11)

             7.1 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 11 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Fleur E. Fairman

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)           [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  227,300
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                           10       Shared Dispositive Power

                                    227,300

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             227,300

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                            [     ]

     13      Percent of Class Represented by Amount in Row (11)

             4.6 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 12 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Jason M. Fish

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                   [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  353,900
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                            10      Shared Dispositive Power

                                    353,900

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             353,900

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                                [     ]

     13      Percent of Class Represented by Amount in Row (11)

             7.1 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 13 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Andrew B. Fremder

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                   [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  353,900
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                           10       Shared Dispositive Power

                                    353,900

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             353,900

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                                [     ]

     13      Percent of Class Represented by Amount in Row (11)

             7.1 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 14 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             William F. Mellin

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                  [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  353,900
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                            10      Shared Dispositive Power

                                    353,900

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             353,900

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                              [     ]

     13      Percent of Class Represented by Amount in Row (11)

             7.1 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 15 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Stephen L. Millham

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                  [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  353,900
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                           10       Shared Dispositive Power

                                    353,900

      11      Aggregate Amount Beneficially Owned By Each Reporting Person

             353,900

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                                 [     ]

     13      Percent of Class Represented by Amount in Row (11)

             7.1 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 16 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Meridee A. Moore

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                   [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  353,900
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                           10       Shared Dispositive Power

                                    353,900

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             353,900

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                                 [     ]

     13      Percent of Class Represented by Amount in Row (11)

             7.1 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 17 of 43 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Thomas F. Steyer

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                  [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  353,900
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                           10       Shared Dispositive Power

                                    353,900

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             353,900

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                                 [     ]

     13      Percent of Class Represented by Amount in Row (11)

             7.1 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 18 of 43 Pages

Item 1.  Security and Issuer.

         This statement relates to shares of callable Class A Common Stock,$.01 par value per share, (the "Shares") of Crescendo Pharmaceuticals Corporation (the "Company"). The Company's principal offices are located at 1454 Page Mill Road, Palo Alto, California, 94304.

Item 2.  Identity and Background.

     (a) This statement is filed by: (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it;
(ii) Farallon Capital Institu tional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it; (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it; (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Shares held by it; (v) Tinicum Partners, L.P., a New York limited partnership ("Tinicum", collectively with FCP, FCIP, FCIP II and FCIP III, the "Partnerships"), with respect to the Shares held by it; (vi) Farallon Capital Management, L.L.C., a Delaware limited liability company ("FCMLLC"), with respect to the Shares held by Farallon Capital Offshore Investors, Inc., a British Virgin Islands corporation ("Offshore"), and certain other accounts managed by FCMLLC (together with Offshore, the "Managed Accounts"(1); (vii) Farallon Partners, L.L.C., a Delaware limited liability company ("FPLLC"), with respect to the Shares held by each of the Partnerships; (viii) each of Enrique
H. Boilini ("Boilini"), David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"), Andrew B. Fremder ("Fremder"),
--------
     (1) Of the Shares reported by FCMLLC on behalf of the Managed Accounts, 6,000 Shares (equal to 0.1% of the total Shares currently outstanding) are held by The Absolute Return Fund of The Common Fund, a non-profit corporation whose principal address is 450 Post Road East, Westport, Connecticut, 06881.


                               Page 19 of 43 Pages

William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore") and Thomas F. Steyer ("Steyer"), with respect to the Shares held by each of the Partnerships and the Managed Accounts; and (ix) Fleur E. Fairman ("Fairman") with respect to the Shares held by each of the Partnerships (FCP, FCIP, FCIP II, FCIP III, Tinicum, FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer shall collectively be referred to hereafter as the "Reporting Persons").

     The name, address, principal business, citizenship or state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by FCMLLC on behalf of the Managed Accounts are owned directly by the Managed Accounts. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

     (b) The address of the principal business and principal office of (i) the Partner ships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco, California 94111, and (ii) Offshore is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.


                               Page 20 of 43 Pages

     (c) The principal business of each of the Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as the general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

     (d) None of the Partnerships, FCMLLC, FPLLC, Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, FCMLLC, FPLLC, Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source  and  Amount  of Funds  and Other
          Consideration.

     The net investment cost (including commissions) is $918,837 for the 79,700 Shares held by FCP, $1,144,474 for the 98,800 Shares held by FCIP, $230,446 for the 20,000 Shares held by FCIP II, $130,630 for the 11,400 Shares held by FCIP III, $200,637 for the 17,400 Shares held by Tinicum and $1,461,652 for the 126,600 Shares held by the Managed Accounts.

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained by some of the Managed Accounts at Goldman Sachs & Co.; and

                               Page 21 of 43 Pages

(iii) with respect to FCP and Tinicum, from working capital and/or from borrowings pursuant to margin accounts maintained by FCP and Tinicum at Goldman Sachs & Co. FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4.  Purpose of the Transaction.

     The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

     Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.


                               Page 22 of 43 Pages

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

     A.   Farallon  Capital  Partners,  L.P.

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith and of Footnote 1 hereto is calculated based upon the 4,965,470 Shares outstanding as of October 31, 1997 as reported by the Company in its Form 10Q for the period September 30, 1997, and as confirmed by the Post-Effective Amendment No. 1 to the Registration Statement filed on Form S-1, as filed by the Company on December 22, 1997.

          (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

          (d) FPLLC as General Partner has the power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

          (e)  Not applicable.

         B.    Farallon Capital Institutional Partners, L.P.

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.


                               Page 23 of 43 Pages

               (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d) FPLLC as General Partner has the power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

               (e)  Not applicable.

     C.   Farallon Capital Institutional Partners II, L.P.

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

          (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

          (d) FPLLC as General Partner has the power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

          (e)  Not applicable.

     D.   Farallon Capital Institutional Partners III, L.P.

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP III is incorporated herein by reference.

          (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

          (d) FPLLC as General Partner has the power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen,


                               Page 24 of 43 Pages

               Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

          (e)  Not applicable.

     E.   Tinicum Partners, L.P.

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

          (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

          (d) FPLLC as General Partner has the power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

          (e)  Not applicable.

     F.   Farallon Capital Management, L.L.C.

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

          (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares by the Managed Accounts in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

          (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham and Moore are managing members of FCMLLC.

          (e)  Not applicable.

     G.   Farallon Partners, L.L.C.



                               Page 25 of 43 Pages

          (a), (b) The information set forth in rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

          (e)  Not applicable.

     H.   Enrique H. Boilini

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     I.   David I. Cohen

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by ref erence.

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.



                               Page 26 of 43 Pages

          (e)  Not applicable.

     J.   Joseph F. Downes

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     K.   Fleur E. Fairman

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Fairman is a managing member of FPLLC.

          (e)  Not applicable.

     L.   Jason M. Fish

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.


                               Page 27 of 43 Pages

          (e)  Not applicable.

     M.   Andrew B. Fremder

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     N.   William F. Mellin

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     O.   Stephen L. Millham

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of


                               Page 28 of 43 Pages
               the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Millham is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     P.   Meridee A. Moore

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Moore is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     Q.   Thomas F. Steyer

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by FCMLLC on behalf of the Managed Accounts are owned directly by the Managed Accounts. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing


                               Page 29 of 43 Pages
member of FPLLC, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. FCMLLC may be deemed to be the beneficial owner of all such owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.



                               Page 30 of 43 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 1998


                                     /s/ Thomas F. Steyer
                                     FARALLON PARTNERS, L.L.C.,
                                     on its own behalf and as General Partner of
                                     FARALLON CAPITAL PARTNERS, L.P.,
                                     FARALLON  CAPITAL INSTITUTIONAL PARTNERS,
                                     L.P., FARALLON CAPITAL INSTITUTIONAL
                                     PARTNERS II, L.P., FARALLON CAPITAL
                                     INSTITUTIONAL PARTNERS III, L.P. and
                                     TINICUM PARTNERS, L.P.
                                     By Thomas F. Steyer,
                                     Senior Managing Member



                                     /s/ Thomas F. Steyer
                                     FARALLON CAPITAL MANAGEMENT, L.L.C.
                                     By Thomas F. Steyer,
                                     Senior Managing Member



                                   /s/ Thomas F. Steyer
                                   Thomas F. Steyer,  individually  and as
                                   attorney-in-fact  for each of Enrique H.
                                   Boilini,  David I. Cohen,  Joseph F. Downes,
                                   Fleur E. Fairman,  Jason M. Fish,
                                   Andrew B.  Fremder,  William F. Mellin,
                                   Stephen L. Millham and Meridee A. Moore.


     The Powers of Attorney each executed by Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore authorizing Steyer to sign and file this Schedule 13D on each person's behalf was filed with Amendment No. 1 to the
Schedule 13D filed with the SEC on September 26, 1997 by such Reporting Persons with respect to the Common Stock of Sphere Drake Holdings Limited are hereby incorporated by reference.


                               Page 31 of 43 Pages

                                                                        ANNEX 1



         Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of FCMLLC and FPLLC is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.   (a)  Farallon Capital Management,  L.L.C.
     (b)  One Maritime Plaza, Suite 1325
          San Francisco, CA 94111
     (c)  Serves as investment adviser to various managed accounts
     (d)  Delaware  limited  liability  company
     (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, Jason M. Fish, Andrew B. Fremder, William F. Mellin, Stephen L. Millham and Meridee A. Moore, Managing Members.

2.  (a)   Farallon Partners, L.L.C.
    (b)   c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
    (c)   Serves as general partner to investment partnerships
    (d)   Delaware limited liability company
    (e)   Managing Members:  Thomas F. Steyer, Senior Managing Member;
          Enrique H. Boilini, David I. Cohen, Joseph F. Downes,
          Fleur E. Fairman, Jason M. Fish, Andrew B. Fremder, William F. Mellin, Stephen L. Millham and Meridee A. Moore, Managing Members.

3.   (a)  Enrique H. Boilini
     (b)  c/o Farallon Capital Management, L.L.C.
          75 Holly Hill Lane
          Greenwich, CT  06830
     (c) Managing Member of Farallon Partners, L.L.C.; Managing Member of Farallon Capital Management, L.L.C.
     (d)  Argentinean Citizen

4.   (a)  David I. Cohen
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c) Managing Member of Farallon Partners, L.L.C.; Managing Member of Farallon Capital Management, L.L.C.
     (d)  South African Citizen



                               Page 32 of 43 Pages

5.   (a)  Joseph F. Downes
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c) Managing Member of Farallon Partners, L.L.C.; Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

6.   (a)  Fleur E. Fairman
     (b)  993 Park Avenue
          New York, New York  10028
     (c)  Managing Member of Farallon Partners, L.L.C.
     (d)  United States Citizen

7.   (a)  Jason M. Fish
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c) Managing Member of Farallon Partners, L.L.C.; Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

8.   (a)  Andrew B. Fremder
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c) Managing Member of Farallon Partners, L.L.C.; Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

9.   (a)  William F. Mellin
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c) Managing Member of Farallon Partners, L.L.C.; Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

10.  (a)  Stephen L. Millham
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c) Managing Member of Farallon Partners, L.L.C.; Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen



                               Page 33 of 43 Pages

11.  (a)  Meridee A. Moore
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c) Managing Member of Farallon Partners, L.L.C.; Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

12.  (a)  Thomas F. Steyer
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c) Senior Managing Member of Farallon Partners, L.L.C.; Senior Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen


                               Page 34 of 43 Pages

                                   SCHEDULE A


                         FARALLON CAPITAL PARTNERS, L.P.


                              NO. OF SHARES      PRICE
             TRADE DATE        PURCHASED        PER SHARE
                                           (including commission)

              11/17/97           1,000            $11.35
              11/20/97           4,800            $11.49
              11/24/97           1,700            $11.41
              11/25/97           1,300            $11.41
              11/25/97           3,000            $11.44
              11/26/97           1,300            $11.41
               12/1/97           3,300            $11.44
               12/2/97           2,200            $11.44
               12/2/97           7,800            $11.38
               12/3/97           1,200            $11.44
               12/4/97           2,400            $11.38
               12/5/97           4,400            $11.25
              12/10/97           1,500            $11.44
              12/18/97           1,700            $11.50
              12/30/97           2,700            $11.56
              12/31/97           1,400            $11.56
              12/31/97             900            $11.62
               1/5/98            1,300            $11.62
               1/6/98            1,200            $11.75
               1/8/98            4,900            $11.75
               1/8/98            8,000            $11.73
              1/14/98            9,000            $11.75
              1/15/98            1,100            $11.75




                               Page 35 of 43 Pages

                                   SCHEDULE B
                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


                                    NO. OF SHARES           PRICE
             TRADE DATE               PURCHASED            PER SHARE
                                                      (including commission)

              11/17/97                  1,000                 $11.35
              11/20/97                  4,800                 $11.49
              11/24/97                  1,600                 $11.41
              11/25/97                  1,000                 $11.41
              11/25/97                  2,300                 $11.44
              11/26/97                  1,000                 $11.41
               12/1/97                  2,600                 $11.44
               12/2/97                  1,900                 $11.44
               12/2/97                  6,600                 $11.38
               12/3/97                  1,100                 $11.44
               12/4/97                  2,200                 $11.38
               12/5/97                  4,000                 $11.25
              12/10/97                  1,600                 $11.44
              12/18/97                  2,000                 $11.50
              12/30/97                  3,400                 $11.56
              12/31/97                  1,800                 $11.56
              12/31/97                  1,100                 $11.62
               1/5/98                   2,200                 $11.63
               1/6/98                   2,700                 $11.75
               1/8/98                  10,300                 $11.75
               1/8/98                  16,900                 $11.73
               1/14/98                 14,100                 $11.75
               1/15/98                  1,700                 $11.75




                               Page 36 of 43 Pages

                                   SCHEDULE C
                FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

                                    NO. OF SHARES         PRICE
             TRADE DATE               PURCHASED          PER SHARE
                                                   (including commission)

              11/17/97                    400               $11.35
              11/20/97                  1,600               $11.49
              11/24/97                    800               $11.41
              11/25/97                    400               $11.41
              11/25/97                    900               $11.44
              11/26/97                    200               $11.41
               12/1/97                    800               $11.44
               12/2/97                    300               $11.44
               12/2/97                  1,200               $11.38
               12/3/97                    200               $11.44
               12/4/97                    400               $11.38
               12/5/97                    700               $11.25
              12/10/97                    300               $11.44
              12/18/97                    400               $11.50
              12/30/97                    500               $11.56
              12/31/97                    500               $11.56
              12/31/97                    200               $11.62
               1/5/98                     300               $11.63
               1/6/98                     300               $11.75
               1/8/98                   1,100               $11.75
               1/8/98                   1,800               $11.73
               1/14/98                  1,700               $11.75
               1/15/98                    200               $11.75


                               Page 37 of 43 Pages

                                   SCHEDULE D

                FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.


                                    NO. OF SHARES            PRICE
             TRADE DATE               PURCHASED             PER SHARE
                                                       (including commission)

              11/17/97                    100                 $11.35
              11/20/97                    400                 $11.49
              11/24/97                    200                 $11.41
              11/25/97                    100                 $11.41
              11/25/97                    200                 $11.44
              11/26/97                    300                 $11.41
               12/1/97                    500                 $11.44
               12/2/97                    500                 $11.44
               12/2/97                  1,800                 $11.38
               12/3/97                    300                 $11.44
               12/4/97                    800                 $11.38
               12/5/97                  1,400                 $11.25
              12/10/97                    600                 $11.44
              12/18/97                    700                 $11.50
              12/30/97                    500                 $11.56
              12/31/97                    100                 $11.56
              12/31/97                    200                 $11.62
               1/5/98                     300                 $11.63
               1/6/98                     200                 $11.75
               1/8/98                     300                 $11.75
               1/8/98                     400                 $11.73
               1/14/98                    400                 $11.75
               1/15/98                    100                 $11.75



                               Page 38 of 43 Pages

                                   SCHEDULE E

                             TINICUM PARTNERS, L.P.

                                 NO. OF SHARES           PRICE
         TRADE DATE               PURCHASED             PER SHARE
                                                  (including commission)

          11/17/97                   200                 $11.35
          11/20/97                 1,200                 $11.49
          11/24/97                   500                 $11.41
          11/25/97                   300                 $11.41
          11/25/97                   700                 $11.44
          11/26/97                   300                 $11.41
          12/1/97                    700                 $11.44
          12/2/97                    500                 $11.44
          12/2/97                  1,800                 $11.38
          12/3/97                    300                 $11.44
          12/4/97                    400                 $11.38
          12/5/97                    700                 $11.25
          12/10/97                   300                 $11.44
          12/18/97                   400                 $11.50
          12/30/97                   500                 $11.56
          12/31/97                   300                 $11.56
          12/31/97                   200                 $11.62
          1/5/98                     300                 $11.63
          1/6/98                     300                 $11.75
          1/8/98                   1,100                 $11.75
          1/8/98                   1,800                 $11.73
          1/14/98                  1,700                 $11.75
          1/15/98                    200                 $11.75


                               Page 39 of 43 Pages

                                   SCHEDULE F

                       FARALLON CAPITAL MANAGEMENT, L.L.C.

                               NO. OF SHARES        PRICE
          TRADE DATE             PURCHASED        PER SHARE
                                             (including commission)

          11/17/97                1,000             $11.35
          11/20/97                5,600             $11.49
          11/24/97                2,000             $11.41
          11/25/97                1,500             $11.41
          11/25/97                3,400             $11.44
          11/26/97                1,500             $11.41
          12/1/97                 3,600             $11.44
          12/2/97                 2,400             $11.44
          12/2/97                 8,400             $11.38
          12/3/97                 1,300             $11.44
          12/4/97                 2,800             $11.38
          12/5/97                 5,000             $11.25
          12/10/97                2,100             $11.44
          12/18/97                2,900             $11.50
          12/30/97                3,700             $11.56
          12/31/97                  400             $11.56
          12/31/97                1,200             $11.63
          1/5/98                  2,400             $11.63
          1/6/98                  2,400             $11.75
          1/8/98                  8,200             $11.75
          1/8/98                 13,400             $11.73
          1/14/98                12,500             $11.75
          1/15/98                 1,500             $11.75
          11/17/97                  100             $11.35
          11/20/97                  400             $11.49
          11/24/97                  200             $11.41
          11/25/97                  100             $11.41
          11/25/97                  200             $11.44
          11/26/97                  100             $11.41
          12/1/97                   300             $11.44
          12/2/97                   200             $11.44
          12/2/97                   600             $11.38
          12/3/97                   100             $11.44
          12/4/97                   200             $11.38
          12/5/97                   400             $11.25
          12/10/97                  100             $11.44
          12/18/97                  200             $11.50
          12/30/97                  200             $11.56
          12/31/97                  200             $11.56


                               Page 40 of 43 Pages

          12/31/97                    100           $11.62
          1/5/98                      200           $11.63
          1/6/98                      100           $11.75
          1/8/98                      200           $11.75
          1/8/98                      400           $11.73
          1/14/98                     400           $11.75
          11/17/97                    200           $11.35
          11/20/97                  1,200           $11.49
          11/24/97                    500           $11.41
          11/25/97                    300           $11.41
          11/25/97                    700           $11.44
          11/26/97                    300           $11.43
          12/1/97                     700           $11.44
          12/2/97                     500           $11.44
          12/2/97                   1,800           $11.38
          12/3/97                     300           $11.44
          12/4/97                     800           $11.38
          12/5/97                   1,400           $11.25
          12/10/97                    600           $11.44
          12/18/97                    700           $11.50
          12/30/97                    700           $11.56
          12/31/97                    300           $11.56
          12/31/97                    200           $11.63
          1/5/98                      500           $11.62
          1/6/98                      300           $11.75
          1/8/98                    1,100           $11.75
          1/8/98                    1,800           $11.73
          1/14/98                   1,700           $11.75
          1/15/98                     200           $11.75


                               Page 41 of 43 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                          Joint Aqusition Statement Pursuant to Rule
                                   13D-(f)(1)



                               Page 42 of 43 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-(f)(1)

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  January 20, 1998


                                    /s/ Thomas F. Steyer
                                    FARALLON PARTNERS, L.L.C.,
                                    on its own behalf and as General Partner of
                                    FARALLON CAPITAL PARTNERS, L.P.,
                                    FARALLON  CAPITAL INSTITUTIONAL PARTNERS,
                                    L.P., FARALLON CAPITAL INSTITUTIONAL
                                    PARTNERS II, L.P., FARALLON CAPITAL
                                    INSTITUTIONAL PARTNERS III, L.P. and
                                    TINICUM PARTNERS, L.P.
                                    By Thomas F. Steyer,
                                       Senior Managing Member



                                     /s/ Thomas F. Steyer
                                     FARALLON CAPITAL MANAGEMENT, L.L.C.
                                     By Thomas F. Steyer,
                                        Senior Managing Member


                                     /s/ Thomas F Steyer
                                     Thomas F. Steyer,  individually and as
                                     attorney-in-fact for each of Enrique H.
                                     Boilini,  David I.  Cohen,  Joseph  F.
                                     Downes, Fleur E. Fairman,  Jason M. Fish,
                                     Andrew B. Fremder, William F. Mellin,
                                     Stephen L. Millham, and Meridee A. Moore.

                               Page 43 of 43 Pages